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                                                                    EXHIBIT 99.1



                           UNIFAB INTERNATIONAL, INC.
                              THIRD QUARTER RESULTS

New Iberia, LA -- (Business Wire) -- November 14, 2001 -- UNIFAB International, Inc. (NASDAQ: UFAB) today reported net loss of $23.0 million ($2.83 per share, basic and diluted), on revenue of $20.0 million for the three months ended September 30, 2001 compared to net loss of $1.8 million ($0.27 per share, basic and diluted) on revenue of $22.7 million for the three months ended September 30, 2000. Depreciation and amortization for the quarter was $663,000 compared to $732,000 in the September quarter last year. The loss from operations was $95,000 in the September 2001 quarter compared to an operating loss of $2.1 million in the same quarter last year. Net loss for the nine months ended September 30, 2001 was $25.2 million ($3.10 per share, basic and diluted) on revenue of $64.5 million compared to net loss of $4.0 million ($0.58 per share, basic and diluted) on revenue of $60.2 million for the nine months ended September 30, 2000. Depreciation and amortization for the nine-month period ended September 30, 2001 was $2.4 million compared to $2.3 in the same period last year. Loss from operations in the nine months ended September 30, 2001 was $2.1 million compares to $4.2 million in the same period last year. The Company reported backlog of approximately $14.3 million at September 30, 2001.

"The September quarter operating results reflect the slowing down of the structural fabrication market and reduced revenue generated in our New Iberia drilling barge repair facility, which we have determined to be excess facilities and is being closed." said Jerome E. Chojnacki, UNIFAB International, Inc. President, Chairman and CEO. "These reductions were partially offset by improving volume in the process equipment design and fabrication market and increased jack up rig repair activity at our deep water facility in Lake Charles.

"In the September quarter, we completed an evaluation of recoverability of goodwill in light of what we see as a slow recovery and determined that a write off was in order. We recorded a goodwill impairment charge of $14.7 million in the quarter. In addition, we determined that a charge of $1.6 million was necessary to fully reserve a receivable from a Mexican construction company, although we continue to vigorously pursue collection. In conjunction with closing the OBI barge repair facility in New Iberia, we liquidated some excess drilling equipment which had been obtained in the OBI acquisition and recorded a loss of $1.5 million on the sale. The proceeds were $600,000 and were used to reduce the amounts outstanding on our credit agreement and related liabilities. Included in the quarter results is $1.3 million related to the winding down of operations while closing the OBI facility. These are all one time, non cash charges related to our ongoing evaluation of our facilities and assets and the products and services we offer.

"We have terminated our engagement with a financial advisor, which was not effective, and we are pursuing recapitalization and replacement of the credit facility as our top priority. Our bank group remains cooperative, working with us in that effort. At our request they have agreed to forebear through December 31, 2001 all rights and remedies available to it as a result of our being out of compliance with the covenants in the credit agreement. Our financial statements for September 30, 2001 reflect the amount outstanding under the credit facility as a current liability. My focus remains cost cutting through consolidation, elimination of underutilized personnel or obsolete assets and strategic realignment of marketing, business and facilities. I am committed to turning the Company around and achieving improved profitability and return on investment."

UNIFAB International, Inc. is an industry leader in the custom fabrication of topsides facilities, equipment modules and other structures used in the development and production of oil and gas reserves. The Company designs and manufactures specialized process systems, refurbishes and retrofits existing jackets and decks, provides design, repair, refurbishment and conversion services for oil and gas drilling rigs and performs offshore piping hook-up and platform maintenance services


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Statements made in this news release regarding UNIFAB's expectations as to future operations of UNIFAB and other statements included herein that are not statements of historical fact are forward-looking statements that depend upon the following factors, among others: continued demand for the services provided by UNIFAB, availability of skilled employees, UNIFAB's ability to replace the current credit facility and UNIFAB's ability to integrate and manage acquired businesses. Should any of these factors not continue as anticipated, actual results and plans could differ materially from those expressed in the forward-looking statements.


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